Indoor Harvest Corp

May 11, 2016

Chris Ronne, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:          Indoor Harvest Corp.
Registration Statement on Form S-1
Amendment No. 2
Filed May 11, 2016
File No. 333-210789

Dear Mr. Ronne,

We note that we have just filed Amendment No. 2 on EDGAR containing the one revision in response to the staff’s oral comment to place the Kodiak as Underwriter language on the cover page.

Pursuant to our call, we hereby request acceleration of the effectiveness of the above registration statement to Thursday, May 12, 2016, at 5 p.m., or such later time or date as is practical.

We hereby acknowledge that:

•	Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

/s/  Chad Sykes

Chad Sykes, CEO
Indoor Harvest Corp